FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
For the month of February, 2011
Commission File Number: 001-12518
Banco Santander, S.A.
(Exact name of registrant as specified in its charter)
Ciudad Grupo Santander
28660 Boadilla del Monte (Madrid) Spain
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐       No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐       No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco Santander, S.A.

Item

1	Press release regarding 2010 financial results.

Press release
2010 FINANCIAL RESULTS
Banco Santander registered attributable net profit
of EUR 8.181 billion, a decline of 8.5%
The results include an extraordinary provision of EUR 472 million taken in the third quarter, following the most conservative application of the Bank of Spain’s new guidelines, without drawing on reserves.
•
The Board of Directors approved total shareholder remuneration of EUR 0.60 a share against 2010 results, which is expected to be maintained in 2011, which would be the third consecutive year of unchanged remuneration, despite the difficult economic environment.

•	The Group enhanced its geographical diversification. Continental Europe contributed 35% of profit (Spain 15%); Latin America 43% (Brazil 25%); the U.K. 18% and Sovereign of the U.S. 4%.

•	Net interest income grew 11% and net operating income, the difference between revenues and costs, rose 4% to EUR 23,853 million. Loans grew by 6% and deposits by 22%.

•
Continental Europe: Attributable profit came to EUR 3,885 million, a decline of 23%, after the impact of the extraordinary provision caused by a change in requirements. Loans grew by 1% and deposits by 25%.

•	Latin America: Attributable profit rose by 25% to EUR 4,804 million. Loans grew by 30% and deposits by 28%, in euros.

•	Brazil registered record profit of EUR 2,836 million, an increase of 31%. Loans grew by 32% and deposits by 28%.

•	United Kingdom: Attributable profit rose 11% to £1,701 million and by 15% in euros to EUR 1,985 million. Loans grew by 3% and deposits by 11% in euros.

•	Sovereign registered profit of US $561 million (EUR 424 million), compared to a loss of $35 million in 2009.

•
NPLs came to 3.55%, compared to 3.24% in 2009. Coverage was 73%, down by two percentage points from a year earlier. NPLs declined in Santander Consumer Finance, Brazil and Sovereign and increased by 0.8 point to 4.24% in Spain.

•	The capital ratios underline Banco Santander’s strong solvency, with core capital up by 0.3 point in the third quarter to 8.8%. Core capital is expected to exceed 9% by the end of 2011.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Madrid, February 3, 2011 — Banco Santander registered ordinary attributable net profit of EUR 8,181 million in 2010, a decline of 8.5% from 2009. The results were affected by the entry into force during the third quarter of new Bank of Spain requirements on provisions, with a net impact of EUR 472 million. Without this charge, profit would have declined by 3%.
Banco Santander Chairman Emilio Botín said: “We have obtained results that once again place us among the leaders in world banking. Banco Santander had an excellent year.”
Santander’s 2001 group results underline its solid capacity to generate profit, which exceeded EUR 8,000 million for a fourth consecutive year. This steady result has been achieved throughout the worst economic backdrop in several decades and is due, to a great degree, to the diversification of the group by geographies and business lines. Some 43% of profit was generated in emerging markets (Latin America), 38% in mature markets undergoing a restructuring (the U.K., U.S. and Germany) and another 19% in other mature markets (Spain and Portugal).
Banco Santander’s management priorities in 2010 were focused on enhancing the quality of the balance sheet and the bank’s liquidity position, which resulted in improved solvency as well as maintaining shareholder remuneration unchanged. Moreover, new acquisitions enhanced the Group’s diversification and potential profit growth for coming years.
In order to strengthen the balance sheet, the bank set aside provisions of EUR 10,258 million, an increase of 8%, although new non-performing loans continued to fall. In 2009, EUR 18,200 million in loans entered into default throughout the Group, compared to EUR 13,500 in 2010. The declines in new NPLs occurred in Spain, Latin America, the U.K. and Santander Consumer Finance (SCF).

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Banco Santander’s NPL rate was 3.55%, 31 basis points above year-end 2009, with loan-loss reserves providing coverage of 73%. Santander’s NPL rate is among the lowest in banking, both as a Group and within each of its markets. NPLs in Spain were 4.24%, compared to a sector average of 5.7%. NPLs decreased in units including SCF, Brazil and Sovereign. Moreover, the Group has generic provisions of EUR 5,846 million, of which EUR 768 million are assigned to Spain, EUR 1,510 million to the rest of Europe and EUR 3,568 million to Latin America.
Banco Santander continued to strengthen its liquidity position in 2010 by raising funds of EUR 147,000 million, between deposits (EUR 109,000 million) and medium- and long-term issues (EUR 38,000 million). Banco Santander had a structural liquidity surplus of EUR 127,000 million at the close of 2010, up from EUR 54,000 million a year earlier.
Results
Banco Santander’s net interest margin grew by 11% and income from fees by 7% in the first nine months, which, after a decline of 24% in earnings from financial transactions, led to a 7% increase in gross income to EUR 42,049 million. This growth is thus driven by the most recurrent types of income. After operating costs, net operating income increased by 4% to EUR 23,853 million.
After provisions of EUR 10,258 million — of which EUR 693 million were related to the gross set-aside to meet the Bank of Spain’s new requirements — pretax profit rose 2% to EUR 12,052 million. After taxes and deductions for minority interests in Group subsidiaries, attributable profit came to EUR 8,181 million, a decline of 8.5%. These results do not include any extraordinary capital gains.
Business
Santander’s central strategy has been to increase customer funds, with the goals of increasing market share, attracting customers and deepening linkage with more and better customers, while improving the structure for funding assets through more stable deposits.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

As a result of this approach, total customer funds managed by the Group increased 10% to EUR 985,269 million at the close of 2010. Customer deposits came to EUR 616,376 million, an increase of 22%, or EUR 109,400 million, of which EUR 81,073 million were time deposits.
This strong growth in deposits has gone hand in hand with an 8% increase in mutual funds, to EUR 113,510 million.
Customer deposits in Continental Europe increased by 25% to EUR 247,715 million. In Spain, deposits grew by 21%, increasing by EUR 32,409 million to EUR 187,834 million. Deposits in Portugal grew by 45% and within Santander Consumer Finance by 16%.
Deposits in Latin America grew by 28% to EUR 137,848 million. In Brazil, deposits increased by 28%, in Mexico by 33% and in Chile by 24%.
Deposits in the U.K. grew by 11% to EUR 184,548 million.
Net lending by Grupo Santander grew by 6% to EUR 724,154 million at the end of 2010. In Continental Europe, customer lending came to EUR 323,660 million, an increase of 1%. Santander Consumer Finance grew by 11% while Banesto was stable and the Santander branch network fell by 3% and Portugal by 7%.
Lending in Latin America grew by 30% in euros to EUR 127,268 million. Brazil and Mexico each increased by 32% while Chile grew by 33%. In the U.K., lending increased by 3%, to EUR 233,856 million.
Spain accounted for 32% of loans and 30% of customer funds, similar figures to the U.K., which contributed 32% of loans and 31% of customer funds. Continental Europe, which includes Spain, represents 45% of lending and 39% of customer funds; Latin America 18% of lending (of which 10% is in Brazil) and 26% of customer funds (of which 15% are in Brazil). Sovereign, in the U.S., accounts for 5% of lending and 4% of customer funds.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Property sector risk in Spain
Banco Santander has provided extensive information on property sector exposure in Spain, which has been of particular interest to the financial community and which has been enhanced with the publication of these annual results.
The Group’s loan portfolio in Spain comes to EUR 235,993 million, just under a third of the total loan portfolio, of which EUR 27,334 million financed property development activities. Thus, only 12% of the loan portfolio in Spain, and 3.7% of the Group’s loan portfolio, is linked to property development activities. Moreover, the market share of Banco Santander in property development and construction is 10%, well below the Group’s average market share of 15% in its various businesses.
Of the EUR 27,334 million loan portfolio, EUR 4,636 million is classified as in arrears, for an NPL rate of 17%. Another EUR 4,932 million is deemed to be substandard, which means that, although they continued to be serviced by the borrower, the Bank of Spain views them as potentially vulnerable by dint of the business sector or geographic zone in which they lie. Specific reserves cover 29% of NPLs. If generic reserves and substandard loans are included, coverage comes to 28%.
The deterioration of this sector has led to the Group acquiring or taking possession of financed properties with a gross value of EUR 7,509 million. The Bank has set aside reserves of EUR 2,313 million, which cover 31% of the value of these properties, so that their net value is EUR 5,200 million. In 2010, EUR 1,000 million more in properties were taken into possession than were sold, compared to EUR 1,700 million the previous year. The sales are being realized at a loss of less than the average coverage the bank has provided.
The share and the dividend
Banco Santander ended 2010 with eligible capital of EUR 79,276 million, with a surplus of EUR 30,885 million above the required regulatory minimum. With this capital base, the BIS ratio, using Basel II criteria, comes to 13.1%, Tier I to 10.0% and core capital to 8.8%. The Bank has announced that it expects to end this year with its core capital above 9%.
These ratios make Banco Santander one of the most solvent financial institutions in the world, without having received state aid in any of the markets in which it operates. Moreover, ratings agencies Standard & Poor’s and Fitch have reviewed and confirmed their ratings of Banco Santander long-term debt at AA, making the bank one of few international banks with ratings of AA or above from the three main ratings agencies.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

The Board of Directors of Banco Santander approved the distribution of a fourth dividend against 2010 results, the only remaining one still to be distributed, of EUR 0.229, which will be paid in May. This brings the total dividend charged against 2010 earnings to EUR 0.60 a share, for total shareholder remuneration of EUR 5.000 million. The first and fourth dividends have been paid fully in cash, while shareholders were given the opportunity to choose between receiving new shares or cash on the date of their payment with the second and third dividends. Under the two dividends included in the Santander Scrip Dividend programme, 84% and 87% of shareholders opted to receive their dividends in shares in the second and third payments, respectively.
Banco Santander’s chairman has announced that the Group’s goal is to match 2010 per shareholder remuneration of EUR 0.60 a share in 2011, which would be the third consecutive year of unchanged per share remuneration.
The Santander share closed 2010 at EUR 7.928, putting Group market capitalization at more than EUR 66,000 million. Banco Santander is the tenth largest bank in the world and the first in the euro zone by stock market value.
Santander had 3,202,324 shareholders at the close of 2010. Total employment in the Group was 178,869, serving more than 95 million customers in 14,082 branches, making Santander the international financial group with the most shareholders and the largest branch network.
Expansion in Germany, the U.K. and Poland
During 2010, Banco Santander realized three significant acquisitions that will increase the Group’s presence in key markets. On July 12th, the Group acquired the retail banking business of Swedish bank Skandinaviska Enskilda Banken (SEB) in Germany, including 173 branches, for EUR 555 million. This bank has more than one million customers.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

On August 4th, Santander signed an agreement to acquire 318 RBS branches in the U.K for £1,650 million, or EUR 1,990 million, subject to certain adjustments. Of those branches, 311 operate under the RBS brand in England and Wales and the remaining 7 as Natwest in Scotland. The transaction also includes 40 SME banking centres, 400 business banking managers, four corporate banking centres and three private banking centres, servicing 1.8 million retail customers, 244,000 small and medium-sized enterprises and 1,200 mid-corporate customers. In total, they amount to £21,500 million assets and £22,400 million deposits.
Lastly, on September 10th, Santander agreed to acquire Allied Irish Bank’s (AIB’s) 70.36% stake in Poland’s third bank, Bank Zachodni WBK, for approximately EUR 2,938 million. The bank will also pay another EUR 150 million to acquire 50% of AIB’s share of Zachodni’s asset management company. The acquisition will be carried out through a public offer for 100% of the capital of BZ WBK addressed to all shareholders at the same price offered to AIB. The bank has 512 branches and a market share of around 6%.
None of these three acquisitions are included in the 2010 balance sheet or results. The acquisition of the retail business in Germany was completed on January 31, 2011, the integration of the RBS branches will be completed in 2012 and the acquisition in Poland is awaiting the relevant approvals.
For more information, see: www.santander.com

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key consolidated data

			Variation
	2010	2009	Amount	%	2008

Balance sheet (million euros)
Total assets	1,217,501	1,110,529	106,971	9.6	1,049,632
Net customer loans	724,154	682,551	41,603	6.1	626,888
Customer funds under management	985,269	900,057	85,213	9.5	826,567
Shareholders’ equity	75,273	70,006	5,267	7.5	63,768
Total managed funds	1,362,289	1,245,420	116,870	9.4	1,168,355

Income statement (million euros)
Net interest income	29,224	26,299	2,926	11.1	20,945
Gross income	42,049	39,381	2,668	6.8	33,489
Net operating income	23,853	22,960	893	3.9	18,540
Profit from continuing operations	9,129	9,427	(299)	(3.2)	9,030
Attributable profit to the Group (1)	8,181	8,943	(762)	(8.5)	8,876

EPS, profitability and efficiency (%)
EPS (euro) (1)	0.9418	1.0454	(0.1036)	(9.9)	1.2207
Diluted EPS (euro)	0.9356	1.0382	(0.1026)	(9.9)	1.2133
ROE	11.80	13.90			17.07
ROA	0.76	0.86			0.96
RoRWA	1.55	1.74			1.87
Efficiency ratio (with amortisations)	43.3	41.7			44.6

BIS II ratios and NPL ratios (%)
Core capital	8.8	8.6			7.5
Tier I	10.0	10.1			9.1
BIS ratio	13.1	14.2			13.3
NPL ratio	3.55	3.24			2.04
NPL coverage	73	75			91

Market capitalisation and shares
Shares outstanding (millions at period-end)	8,329	8,229	100	1.2	7,994
Share price (euros)	7.928	11.550	(3.622)	(31.4)	6.750
Market capitalisation (million euros)	66,033	95,043	(29,010)	(30.5)	53,960
Book value (euro)	8.58	8.04			7.58
Price / Book value (X)	0.92	1.44			0.89
P/E ratio (X)	8.42	11.05			5.53

Other data
Number of shareholders	3,202,324	3,062,633	139,691	4.6	3,034,816
Number of employees	178,869	169,460	9,409	5.6	170,961
Continental Europe	54,518	49,870	4,648	9.3	48,467
o/w: Spain	33,694	33,262	432	1.3	34,492
United Kingdom	23,649	22,949	700	3.1	24,379
Latin America	89,526	85,974	3,552	4.1	96,405
Sovereign	8,647	8,847	(200)	(2.3)	—
Corporate Activities	2,529	1,820	709	39.0	1,710
Number of branches	14,082	13,660	422	3.1	13,390
Continental Europe	6,063	5,871	192	3.3	5,998
o/w: Spain	4,848	4,865	(17)	(0.3)	5,022
United Kingdom	1,416	1,322	94	7.1	1,303
Latin America	5,882	5,745	137	2.4	6,089
Sovereign	721	722	(1)	(0.1)	—

(1).	-	In 2010, before the impact from the application of Bank of Spain’s Circular 3/2010, attributable profit to the Group EUR 8,653 million (-3.2%) and EPS EUR 0.9961 (-4.7%).

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

Key data by principal segments

	Net operating income				Attributable profit to the Group
			Variation				Variation
	2010	2009	Amount	%	2010	2009	Amount	%
Income statement (million euros)
Continental Europe	9,794	10,312	(519)	(5.0)	3,885	5,031	(1,146)	(22.8)

o/w: Santander Branch Network	2,769	3,240	(470)	(14.5)	1,243	2,005	(762)	(38.0)
Banesto	1,376	1,551	(175)	(11.3)	419	738	(319)	(43.2)
Santander Consumer Finance	3,361	2,972	389	13.1	811	629	182	28.9
Portugal	650	726	(75)	(10.4)	456	531	(75)	(14.2)

United Kingdom	3,567	3,231	337	10.4	1,985	1,726	259	15.0

Latin America	12,805	11,071	1,734	15.7	4,804	3,833	971	25.3

o/w: Brazil	9,037	7,376	1,660	22.5	2,836	2,167	669	30.9
Mexico	1,458	1,542	(84)	(5.5)	682	495	188	37.9
Chile	1,311	1,196	115	9.7	683	563	120	21.3

Sovereign	1,169	582	587	100.8	424	(25)	449	—

Operating areas	27,335	25,196	2,139	8.5	11,099	10,565	533	5.0

Corporate Activities	(3,482)	(2,236)	(1,246)	55.7	(2,918)	(1,623)	(1,295)	79.8

Total Group	23,853	22,960	893	3.9	8,181	8,943	(762)	(8.5)

	Efficiency ratio (1)		ROE		NPL ratio *		NPL coverage *
	2010	2009	2010	2009	31.12.10	31.12.09	31.12.10	31.12.09
Ratios (%)
Continental Europe	38.6	36.4	14.15	18.78	4.34	3.64	71	77

o/w: Santander Branch Network *	42.8	39.2	17.38	26.65	5.52	4.38	52	65
Banesto	42.8	39.9	9.43	17.24	4.11	2.97	54	64
Santander Consumer Finance	27.5	27.3	10.31	9.06	4.95	5.39	128	97
Portugal	45.4	42.8	20.34	25.38	2.90	2.27	60	65

United Kingdom	39.4	40.8	22.72	29.62	1.76	1.71	46	44

Latin America	38.4	37.3	22.66	23.67	4.11	4.25	104	105

o/w: Brazil	37.0	37.0	23.11	25.64	4.91	5.27	101	99
Mexico	38.7	34.2	19.52	18.43	1.84	1.84	215	264
Chile	36.0	33.2	30.53	32.29	3.74	3.20	89	89

Sovereign	44.5	60.2	14.87	—	4.61	5.35	75	62

Operating areas	38.9	38.3	18.42	21.02	3.53	3.21	75	76

Total Group	43.3	41.7	11.80	13.90	3.55	3.24	73	75

(1)	With amortisations

*
Santander Branch Network is the retail banking unit of Banco Santander S.A. The NPL ratio of Banco Santander S.A. at the end of December 2010 stood at 4.24% (3.41% in December 2009) and NPL coverage was 54% (73% in December 2009).

	Employees		Branches
	31.12.10	31.12.09	31.12.10	31.12.09
Operating means
Continental Europe	54,518	49,870	6,063	5,871

o/w: Santander Branch Network	18,893	19,064	2,931	2,934
Banesto	9,742	9,727	1,762	1,773
Santander Consumer Finance	13,852	9,362	519	310
Portugal	6,214	6,294	759	763

United Kingdom	23,649	22,949	1,416	1,322

Latin America	89,526	85,974	5,882	5,745

o/w: Brazil	53,900	50,961	3,702	3,593
Mexico	12,500	12,466	1,100	1,093
Chile	11,595	11,751	504	498

Sovereign	8,647	8,847	721	722

Operating areas	176,340	167,640	14,082	13,660

Corporate Activities	2,529	1,820

Total Group	178,869	169,460	14,082	13,660

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 — Fax: 34 91 257 10 39

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.
Date: February 3rd, 2011	By:	/s/ José Antonio Álvarez
		Name:	José Antonio Álvarez
		Title:	Executive Vice President